June 11, 2025

David R. Bailey
President and Chief Executive Officer
Orthopediatrics Corp
2850 Frontier Drive
Warsaw, Indiana 46582

       Re: Orthopediatrics Corp
           Form 10-K for the Fiscal Year Ended December 31, 2024
           Response Dated June 2, 2025
           File No. 001-38242
Dear David R. Bailey:

     We have reviewed your response to our comment letter and have the following comment.

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this letter, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2024
Critical Accounting Policies and Significant Judgements and Estimates Inventory Valuation, page 84

1. We note your response to comment 1. Given the substantial amount of inventory held on consignment, please include in future filings your accounting policy for the consigned inventory, similarly as provided in your response. Your disclosure should include a description of the nature and the expected life of the consigned inventory, how its value may or may not be affected by physical deterioration or obsolescence, and the process used to evaluate it for obsolescence. In addition, discuss your long sale cycle and your business growth in determination of its classification. Lastly, consider providing a detailed analysis in Management's Discussion and Analysis of the revenue recognized in each period from sales of consigned inventory.
If
       substantially all of your sales are made through consignment, disclose that fact clearly.
 June 11, 2025
Page 2




       Please contact Christie Wong at 202-551-3684 or Li Xiao at 202-551-4391 if you have questions regarding comments on the financial statements and related matters.



                                                         Sincerely,

                                                         Division of
Corporation Finance
                                                         Office of Industrial
Applications and
                                                         Services